March 31, 2006

The United States Securities and Exchange Commission

ATTN:  Brian Cascio, Accounting Branch Chief

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.   20549-0306

RE:      Biomet, Inc.

            Form 10-K for the fiscal year ended May 31, 2005

            Forms 8-K dated June 30, 2005

            File No. 1-15601

Dear Mr. Cascio:

We have received your letter dated February 13, 2006 providing certain comments with respect to the Biomet, Inc. (“Biomet”) Form 10-K for the fiscal year ended May 31, 2005, and 8-K filed June 30, 2005.  Our responses are set forth below and are keyed to the numbered comments set forth in your letter.  Supplemental information is also being provided as noted below.

STAFF COMMENT:

We see that a significant portion of the purchase price for the Interpore acquisition was allocated to in-process technology.  Please tell us and expand future filings to disclose the nature of the acquired technology and disclose the method and significant assumptions used to determine the fair value.  Please also provide the following disclosures in future filings:

The stage of completion and the extent of effort necessary to complete these project(s), including estimated costs:

Nature and timing of remaining efforts for completion, including expected completion date and impact from any delays;

The period in which material net cash inflows from these projects are expected to commence:

Whether the technology was brought to fruition, and if not, disclose why not;

How periods subsequent to the acquisition have been affected by completion of the project and introduction of the technology.

RESPONSE:

The total dollar amount assigned to in-process technology was $26 million in a $300 million acquisition.  The company did not consider this to be a significant portion of the purchase price since it represented less than 9% of the total purchase price.  In addition, this amount represented less than 5% of the Company's pretax income of $550 million in the year of acquisition. In future acquisitions, the Company will disclose the requested data when it considers the amount to be significant to the total transaction, or to Biomet's Financial Statements taken as a whole.

STAFF COMMENT:

Additionally, we see that the aggregate amount assigned to goodwill and other intangible assets resulting from your acquisitions is significant in relation to the aggregate cost of the acquiring Interpore.  Please revise future filings to include all of the disclosures required by paragraph 52 of SFAS 141.  Refer to paragraph 53(d) of the Standard for additional guidance.  Please also disclose the factors that contributed to a purchase price that resulted in a significant amount of goodwill.

RESPONSE:

The disclosures required by SFAS 141 are included in Note C of the Notes to Financial Statements included in the 10-K, or are omitted because they are not applicable.  Paragraph 52 of SFAS 141 is as follows: The notes to the financial statements also shall disclose the following information in the period in which a material business combination is completed if the amounts assigned to goodwill or to other intangible assets acquired are significant in relation to the total cost of the acquired entity:

For intangible assets subject to amortization:

(1) The total amount assigned and the amount assigned to any major intangible asset class

The following is included in Note C:

Intangible assets subject to amortization:

Developed technology                                            16,180

License agreements                                                  3,450

Trademarks and trade names                                   2,270

Customer relationships                                           11,440

(2) The amount of any significant residual value, in total and by major intangible asset class.    NONE.

(3) The weighted-average amortization period, in total and by major intangible asset class

The following is included in Note C:

The weighted average amortization period for amortizable intangibles is 8 years.

For intangible assets not subject to amortization, the total amount assigned and the amount assigned to any major intangible asset class

The following is included in Note C:

Intangible assets not subject to amortization:

Trademarks and trade names                                 1,260

For goodwill: (1) The total amount of goodwill and the amount that is expected to be deductible for tax purposes

The following is included in Note C:

Goodwill                                                                           169,596

No amount of goodwill is expected to be deductible for tax purposes.

(2) The amount of goodwill by reportable segment (if the combined entity is required to disclose segment information in accordance with FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information), unless not practicable.

The Company has only one reportable segment, and in Note F, the goodwill is shown as all being allocated to the region of the United States.

The primary factor that contributed to a significant amount of goodwill was the fact that the purchase price paid for Interpore was a negotiated price between a willing seller and a willing buyer.

STAFF COMMENT:

We note from your schedule of valuation and qualifying accounts that you decreased your excess and obsolete inventory reserve during fiscal year 2004 by $16 million.  Please tell us and revise future filings to clarify how the 2004 acquisitions resulted in a decrease in your excess and obsolete inventory reserve.

RESPONSE:

When initiated in 1998, the Biomet Merck Joint Venture assets and liabilities were consolidated 100% with the resulting minority interest shown separately.  As such, inventory and obsolescence reserves were already included in the consolidated numbers.  Upon our acquisition of the remaining interest in the joint venture in 2004, the inventory purchased was recorded at fair market value, which would eliminate the obsolescence reserve on that part of inventory.  Since that amount was included in the previous year-end, the obsolescence reserve would go down in the year of acquisition.

STAFF COMMENT:

We note that you present the non-GAAP measure "adjusted earnings per share" in discussing your expected results for the fourth quarter ended May 31, 2005.  Please note that Instruction 2 of Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of item 10 of Regulation S-K.  You should also include the disclosures discussed in Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, including the manner in which management uses the non-GAAP measure, the economic substance behind management's decision to use the measure, the material limitations associated with the use of the non-GAAP measure as compared to the directly comparable GAAP measure, the manner in which management compensates for the limitations of using the non-GAAP measure and the substantive reasons why management believes that the non-GAAP financial measure provides useful information to investors.  You should provide more specific rationale about why the non-GAAP measures are useful to investors.

Please confirm that you will expand future Forms 8-K to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K and question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures.

RESPONSE:

We confirm to you that we will expand future 8-K's to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K and question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures.

In addition, the Company acknowledges that:

1.         The Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

2.         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

3.         The Company may not assert staff comments as a defense in any preceding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address your questions and comments.  Please feel free to contact Brad Tandy, Biomet’s Vice President and Interim General Counsel, at (574) 372-1539 or me at (574) 372-1550, if you require further information or would like to discuss these issues further.

Very truly yours,

/s/ Gregory D. Hartman

Gregory D. Hartman

Chief Financial Officer

Biomet, Inc.